Continental With Nine-Month Figures for 2003:

- **Corporation posts excellent results**
- **Gearing ratio down to below 100 percent – Target reached early**
- **Executive Board raises earnings forecast**

Hannover, October 29, 2003. In the third quarter of 2003, Continental AG, Hannover, has reconfirmed its ongoing upswing in sales and operating results, despite continued sluggish business activity in the automotive industry. Before exchange rate effects, consolidated sales rose by 5.7 percent, compared to the first nine months of the previous year. In particular because the euro was strong against the US dollar, consolidated sales, at 8,485 million euros, were at the prior-year level (8,484 million euros).

In the third quarter the consolidated operating result or EBITA (EBIT before regular goodwill amortization) reached 262 million euros. So the 9-month consolidated operating result increased by 20.7 percent to 661 million euros (2002: 547 million euros). The return on sales hence amounted to 7.8 percent, compared with 6.5 percent a year ago. Consolidated net income went up to 245 million euros (2002: 217 million euros). Earnings per share rose to 1.86 euros (2002: 1.68 euros).

Sales, EBITA (in million euros) and return on sales:

	Sales		EBITA ( ) = return on sales	
	9 months 2003	9 months 2002	9 months 2003	9 months 2002
Continental Corporation	8,485	8,484	661 (7.8%)	547 (6.5%)
Continental Automotive Systems	3,470	3,423	279 (8.0%)	224 (6.5%)
Passenger Tires	2,821	2,763	239 (8.5%)	159 (5.7%)
Comm. Vehicle Tires	894	979	57 (6.4%)	82 (8.4%)
ContiTech	1,354	1,332	112 (8.3%)	108 (8.1%)

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Continental Aktiengesellschaft
Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Ph [illegible] +49 (0)511-938-1485
Fax: +49 (0)511-938-1055
[illegible]iti-online.com
[illegible]n@conti.de

Dr. Alan Hippe, the Executive Board Member for Finance, Controlling and Law, emphasized the positive consequences of the consistently reduced indebtedness: The interest expense dropped to 96 million euros, compared with 134 million euros in the corresponding period of 2002. From January to the end of September 2003, the Corporation lowered the net indebtedness (indebtedness minus liquid funds) in comparison with the first nine months of 2002 by 789 million euros. Hence the gearing ratio (the ratio between the net indebtedness and shareholders' equity) improved to 93 percent (2002: 135 percent). "So we have achieved the 100% target we set earlier than planned. We now want to further reduce the gearing ratio by the end of the year", Dr. Hippe said.

Having already established a valuation allowance for 71 million euros in the fourth quarter of 2002, we increased the allowance to fully provide for the remaining deferred tax assets in the USA in the third quarter of 2003. This had no impact on the free cash flow or on the further use of tax losses carried forward in the USA.

Continental Automotive Systems with sales and earnings up

The Continental Automotive Systems division increased its sales in the first nine months of 2003 by 1.4 percent to 3,470 million euros (2002: 3,423 million euros). Before exchange rate effects, sales were 7.8 percent higher. The Electronics and Air Suspension Systems units recorded the highest gains. In North America, sales volumes were weaker than in the comparable nine-month period of 2002, while in Europe we outperformed last year's figures. The operating result (EBITA) was up by 55 million euros to 279 million euros (2002: 224 million euros). The return on sales amounts to 8.0 percent (2002: 6.5 percent).

Passenger Tires with notably improved earnings

The Passenger Tires division increased sales by 2.1 percent to 2,821 million euros (2002: 2,763 million euros). Before changes in the scope of consolidation and exchange-rate effects, sales were up 7.3 percent.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9 D-30165 Hannover P.O. Box 1 69 D-30001 Hannover
Phone +49 (0)511-938-1278 +49 (0)511-938-1146 +49 (0)511-938-1485 Fax: +49 (0)511-938-1055
www.conti-online.com prkonzern@conti.de

Approximately six million more tires (plus 9 percent) were sold than in the prior-year period. Changes in consolidation from Commercial Vehicle Tires to Passenger Tires produced an additional 23 million euros for the first three quarters. The Passenger Tires division lifted its operating result (EBITA) by 50.8 percent to 239 million euros. Losses in the NAFTA region were more than outweighed by the good results in Europe, in particular the successful business with winter tires (13 percent more than in 2002). The return on sales went up from 5.7 percent in 2002 to 8.5 percent now.

Consolidation changes depress sales of Commercial Vehicle Tires

Nine-month sales of the Commercial Vehicle Tires division declined by 8.7 percent to 894 million euros (2002: 979 million euros). Before changes in the scope of consolidation and before exchange rate effects, sales grew by 1.8 percent. In Europe, total volume sold to the vehicle manufacturers and to the replacement market increased by 3 percent. A 1 percent gain was recorded for sales volumes with the automotive industry in the NAFTA region. The higher cost of materials and additional social welfare expense in the USA had an adverse effect on earnings. The operating result (EBITA) amounted to 57 million euros (2002: 82 million euros), the return on sales declined to 6.4 percent (2002: 8.4 percent). Apart from the drop caused by consolidation changes (23 million euros), the 2002 figure contained income of 6 million euros obtained from the sale of land.

ContiTech records increases in sales and earnings

ContiTech's sales increased by 1.6 percent from 1,354 million euros (2002: 1,332 million euros) in the first nine months. Before exchange rate effects, sales were 2.8 percent higher. ContiTech improved its operating result (EBITA) to 112 million euros (2002: 108 million euros). The Air Spring Systems, Sealing Systems and Fluid business units achieved above-average gains in sales. The return on sales amounted to 8.3 (2002: 8.1) percent.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

Workforce increases

On September 30, 2003, Continental's employees numbered 65,857 worldwide, up 1,478 on December 31, 2002. This increase resulted primarily from the expansion of Continental Automotive Systems' manufacturing facilities in the Czech Republic and Japan.

Outlook

For whole-year 2003 we expect slight declines in the automobile production in North America and Europe. However, since only about 60 percent of our activities are linked directly to the automobile manufacturers and the rates of installation for key products are continuously rising, those declines will only have a small effect on our business. "Owing to the gratifying gains in volume, we are raising our earnings forecast. We now anticipate an operating result (EBITA) for 2003 of more than 750 million euros", the Chairman of the Executive Board Manfred Wennemer announced. In 2002 the EBITA was 694 million euros. "For the year as a whole, we anticipate net income to be higher than for the previous year", Wennemer said.

Dr. Heimo Prokop
Head of Corporate Communications
Tel.: 0511-938-1485
Fax: 0511-938-1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Tel.: 0511-938-1278
Fax: 0511-938-1055
Email: prkonzern@conti.de

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